EXHIBIT 99.1

Anfield Energy Receives Positive Colorado DRMS Decision Completing State Review of JD-8 Uranium-Vanadium Mine

VANCOUVER, British Columbia, Oct. 01, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (“Anfield” or the “Company”) (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) is pleased to announce that the Colorado Division of Reclamation, Mining and Safety (“DRMS” or the “Division”) has concluded its review of the 112d-1 Hard Rock Reclamation Permit Application for the Company’s past-producing JD-8 uranium and vanadium mine (the “JD-8 Mine” or “JD-8”) in Montrose County, Colorado, filed by Anfield’s operating subsidiary, Highbury Resources Inc. (“Highbury”), under File No. M-2025-056. By decision letter dated September 29, 2026, the Division approved a permit area and affected area of 28.30 acres and set the required financial warranty (reclamation surety) at US$620,000. The reclamation permit will be issued once the Division receives and verifies Highbury’s financial and performance warranty.

With the Division’s review complete, the focus turns to Federal review under the U.S. Department of Energy (“DOE”) Uranium Leasing Program, which is currently advancing. On September 29, 2026, DOE notified the Company that it had reviewed Highbury’s draft Environmental Assessment (“EA”) template for the JD-8 Mine Plan and found it acceptable, allowing the National Environmental Policy Act (“NEPA”) review of the JD-8 Mine Plan to proceed. Subject to permit issuance, DOE Mine Plan approval and remaining operational readiness work, Anfield continues to target a restart of uranium and vanadium production at JD-8 by the end of the second quarter of 2027.

Separately, Anfield has responded to the U.S. National Nuclear Security Administration (“NNSA”) request for information regarding the potential acquisition of approximately 4 million pounds of unobligated domestic uranium per annum to support national-security fuel-cycle requirements.

Ken Mushinski, Anfield Chairman commented: “This is a major step toward restarting Anfield’s production in 2027, and it is especially meaningful for me personally, as a former President of Cotter Corporation, the previous owner of this significant resource. Given my first-hand knowledge of and experience with the JD-8 resource, legacy mining and permitting preservation, I have genuine confidence in the current permitting and restart work being accomplished by Anfield today. We look forward to becoming a major contributor to U.S. uranium and vanadium production, and this decision is another significant step toward that goal.”

Corey Dias, Anfield CEO, stated, “The completion of the Division’s review is a defining milestone for JD-8 and for our Colorado strategy. We now have a clear, defined path to permit issuance, and DOE’s acceptance of our Environmental Assessment template shows the federal process is also poised for progress. JD-8 is a past-producing mine with existing underground workings and is intended to be another spoke feeding Shootaring, similar to Velvet-Wood. With term uranium prices at nominal record levels, we believe that advancing a permitted, U.S. conventional mine toward production will allow Anfield to take full advantage of current market conditions.”

Once the DRMS permit is issued and DOE approval is received, the Company expects to proceed with mobilization, underground rehabilitation and restart activities. The existing JD-7 mine infrastructure will be used as the operations base for the Monogram Mesa Mine Complex, which includes the JD-8 mine.

Because the application is no longer contested, the Division proceeded to its decision, and the JD-8 application will not be on the agenda for the Colorado Mined Land Reclamation Board’s regular October 14–15, 2026 meeting.

JD-8 in Anfield’s Hub-and-Spoke Strategy

JD-8 is located approximately 11 miles west of Naturita, Colorado, on approximately 28.3 acres within DOE Uranium Leasing Program lease tracts. It is a past-producing conventional underground uranium and vanadium mine and a key asset within Anfield’s Monogram Mesa Mine Complex. JD-8 was the last of the historic Cotter Corporation mines to suspend operations, in 2006, due to market conditions. The restart plan uses conventional underground mining methods and leverages the existing underground workings.

Anfield’s PEA contemplates the Shootaring Canyon Mill as a central processing hub with a target capacity of 1,000 tons per day, fed by Velvet-Wood (Utah), Slick Rock (Colorado) and six West Slope mines, including JD-8. The PEA estimates average annual production of approximately 1.3 million pounds of U₃O₈ and 6.4 million pounds of V₂O₅ over a 15-year mine life, with a pre-tax net present value (8% discount) of US$606 million and pre-tax internal rate of return of 106% (post-tax NPV of US$533 million and IRR of 97%), based on US$100 per pound uranium and US$9 per pound vanadium.ˆ Velvet-Wood remains the Company’s first mine advancing toward production; JD-8 and Slick Rock are intended to be the next mines in the hub-and-spoke model. The potential future addition of some, or all, of the Company’s fifteen DOE lease tracts not included in the PEA represents upside to the production pipeline. Following JD-8, Anfield intends to advance permitting at JD-7 and Slick Rock.

Uranium Market

Uranium markets remain strong. According to industry-average prices published by Cameco Corporation (based on UxC and TradeTech data), the long-term uranium price closed August 2026 at US$96.50 per pound, above its 2007 peak in nominal terms, and the month-end spot price was US$89.68 per pound. The United States consumes nearly 50 million pounds of uranium annually yet produces only a small fraction domestically. Anfield believes that permitted, past-producing conventional mines that can feed a licensed U.S. mill are well placed in this market.

Growing U.S. Government Demand for Domestic, Unobligated Uranium: Consistent with that view, Anfield submitted a response to a Request for Information titled “NNSA Uranium Acquisition” (Notice No. 89233126RNA000332), for which responses were due September 15, 2026. In the RFI, NNSA described a long-term, steady-state requirement of approximately 4 million pounds per year of unobligated U.S.-origin U₃O₈ (approximately 1,500 metric tons of uranium as UF₆), identified 2030 as the earliest opportunity to begin defense mission-specific procurements, and stated that it intends to procure from the domestic uranium recovery industry, including conventional uranium mills. The RFI is market research and not a solicitation or commitment to purchase. Separately, on August 26, 2026, the U.S. Army announced that it expects more than 20 nuclear microreactors to be built and operated at U.S. military installations under its Janus Program. Anfield believes that its U.S. conventional mines, including JD-8, together with its licensed Shootaring Canyon Mill, are well positioned to help meet growing demand for domestic, U.S.-origin uranium.

Qualified Person

Douglas L. Beahm, P.E., P.G., is the Company’s qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and has reviewed, verified and approved the scientific and technical information contained in this news release. Mr. Beahm is not independent of the Company, as he is the Company’s Chief Operating Officer. [Doug to confirm sign-off.]

Mineral Resources and PEA Cautionary Statement

Mineral resources are not mineral reserves and do not have demonstrated economic viability. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized. The JD Mines mineral resource estimate is set out in the technical report titled “US DOE Uranium/Vanadium Leases JD-6, JD-7, JD-8 and JD-9, Montrose County, Colorado, USA, Mineral Resource Technical Report, National Instrument 43-101,” dated effective April 10, 2022, which the PEA’s qualified persons reviewed and deemed to remain valid and effective.ˆ

Production Decision

The Company’s decision to advance development and permitting of the JD-8 uranium and vanadium mine is based on historical production data and analysis of available technical information, and not on a feasibility study of mineral reserves demonstrating economic and technical viability. As a result, there is increased uncertainty and a higher risk of economic or technical failure associated with that decision.

About Anfield

Anfield Energy is a uranium and vanadium development and near-term production company committed to becoming a significant supplier of energy-related fuels through sustainable, efficient growth of its U.S.-based assets. The Company’s flagship asset is the Shootaring Canyon Mill in Utah, one of only three licensed, permitted, and constructed conventional uranium mills in the country. Anfield’s portfolio includes the advanced Velvet-Wood project (Utah) and other conventional uranium-vanadium assets in Utah, Colorado, Arizona, and New Mexico. All of Anfield’s assets are located in the United States, positioning the Company to help meet America’s growing nuclear fuel needs.

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Contact:
Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes”, “target” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “occur” or “be achieved”. Forward-looking statements in this release include, but are not limited to, statements regarding the submission and acceptance of the financial and performance warranties for JD-8 and the timing thereof; the issuance of the JD-8 reclamation permit by DRMS; the completion of DOE’s NEPA review and DOE approval of the JD-8 Mine Plan; mobilization and the targeted restart of production at JD-8 by the end of the second quarter of 2027; the use of JD-7 infrastructure as an operations base; the shipment of JD-8 ore to the Shootaring Canyon Mill and JD-8’s role in the Company’s hub-and-spoke strategy; the sequencing of Velvet-Wood, JD-8 and Slick Rock; plans to advance permitting at JD-7 and Slick Rock; the results of the PEA, including estimated production, NPV, IRR and capital costs; the potential addition of the Company’s remaining DOE leases; and uranium market conditions.

Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements, including, among other things: the risk that the Company is unable to post the required financial warranty in the time or form contemplated; the risk that DRMS does not issue the permit when anticipated or at all, or imposes additional requirements; the risk that DOE’s NEPA review or Mine Plan approval is delayed, requires additional information, or is not obtained; the need for additional federal, state or local permits or approvals; the ability of the Company to obtain financing; construction, contractor, mobilization and operating risks, including risks related to the condition of the underground workings; the risk that the PEA results are not realized; fluctuations in the prices of uranium and vanadium; the need to comply with environmental and governmental regulations in Canada and the United States; competition; and other risks and uncertainties set forth in the Company’s annual information form, management’s discussion and analysis and other disclosures of risk factors filed on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ˆ See the June 18, 2026 news release and the technical report titled “The Shootaring Canyon Mill and Tributary Mines, Utah and Colorado, USA, Preliminary Economic Assessment,” dated effective May 4, 2026, available on the Company’s SEDAR+ profile.